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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                 BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST II
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                                (Name of Issuer)

                             Auction Rate Preferred
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                         (Title of Class of Securities)

                                    09249S209
                                 (See Item 2(e))
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                                 (CUSIP Number)

                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X] Rule 13d-1(b)
            [_] Rule 13d-1(c)
            [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09249S209

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Bank of America Corporation   56-0906609

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

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               5.    SOLE VOTING POWER

                           0

               -----------------------------------------------------------------
  NUMBER OF     6.    SHARED VOTING POWER
   SHARES
BENEFICIALLY                590
OWNED BY EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH    7.    SOLE DISPOSITIVE POWER

                           0

               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                           590

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           590

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           24.7%

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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                           HC

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CUSIP No. 09249S209

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Blue Ridge Investments, L.L.C.      56-1970824

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

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               5.    SOLE VOTING POWER

                           0

               -----------------------------------------------------------------
  NUMBER OF     6.    SHARED VOTING POWER
   SHARES
BENEFICIALLY                590
OWNED BY EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH    7.    SOLE DISPOSITIVE POWER

                           0

               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                           590

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           590

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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           24.7%

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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                           OO

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CUSIP NO. 09249S209

Item 1(a).  Name of Issuer:

            BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST II

Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 Bellevue Parkway
            Wilmington, Delaware 19809

Item 2(a).  Names of Person Filing:

            Bank of America Corporation ("Bank of America")
            Blue Ridge Investments, L.L.C. ("Blue Ridge")

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            The address of the principal office of
            Bank of America and Blue Ridge is:

            Bank of America Corporate Center
            100 North Tryon Street
            Charlotte, North Carolina 28255

Item 2(c).  Citizenship and Place of Organization:

            Bank of America is a Delaware corporation.

            Blue Ridge is a Delaware limited liability company.

Item 2(d).  Title of Class of Securities:

            Auction Rate Preferred

Item 2(e).  CUSIP Numbers:

            09249S209, 09249S308

Item 3.* If This Statement Is Filed Pursuant to Sections 240.13d 1(b) or 240.13d 2(b) or (c), Check Whether the Person Filing Is a(n):

            (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

            (b) [_]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                     78c);

            (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

            (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [_] Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);


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CUSIP No. 09249S209

            (f) [_]  Employee benefit plan or endowment fund in accordance with
                     Section 240.13d-1(b)(1)(ii)(F);

            (g) [X]  Parent holding company or control person in accordance with
                     Section 240.13d-1(b)(1)(ii)(G);

            (h) [_] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [_] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [_] A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

            (k) [_]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

            If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
            ____________________________.

            * Blue Ridge does not qualify to utilize Schedule 13G under Rule 13d-1(b)(ii); and Blue Ridge is relying on the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no-action letter issued on September 22, 2008 to file under
            Schedule 13G instead of Schedule 13D.

Item 4.     Ownership. (as of December 31, 2008)

            The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities in accordance with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no-action letter issued on September 22, 2008.

            (a)   Amount beneficially owned: See item 9 of cover pages

            (b)   Percent of class: See item 11 of cover pages

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                  (ii)  Shared power to vote or to direct the vote:

                  (iii) Sole power to dispose or to direct the disposition of:

                  (iv)  Shared power to dispose or to direct the disposition of:

            See Items 5-8 of cover pages

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_]

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable.

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CUSIP No. 09249S209

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Blue Ridge is a wholly owned, non-bank subsidiary of Bank of America engaged in the business of investments in high-yield debt and equity securities of varying types issued by U.S. corporate or foreign issuers, including securities of distressed or bankrupt issuers.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 09249S209

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009

                                        Bank of America Corporation


                                        By: /s/ Charles F. Bowman
                                            ------------------------------------
                                            Name:  Charles F. Bowman
                                            Title: Senior Vice President


                                        Blue Ridge Investments, L.L.C.


                                        By: /s/ Kevin G. Finnegan
                                            ------------------------------------
                                            Name:  Kevin G. Finnegan
                                            Title: Vice President

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